UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CASA SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38324	75-3108867
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Old River Road Andover, Massachusetts (Address of principal executive offices)	01810 (Zip Code)

Edward Durkin
(978) 688-6706

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction and Company Information

This Form SD is filed by Casa Systems, Inc., a Delaware corporation (the “Company”, “we”, or “us”) for the year ended December 31, 2022, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Certain terms in this Form SD are defined in the Rule, and the reader is referred to the Rule for such definitions.

We are a global communications technology company headquartered in Andover, Massachusetts and have wholly-owned subsidiaries in China, France, Canada, Ireland, Spain, the Netherlands, Hong Kong, Australia, Germany, the United Kingdom, the United States, and New Zealand. We offer physical, virtual and cloud-native 5G infrastructure and customer premise networking equipment solutions to help communications service providers, or CSPs, transform and expand their public and private high-speed data and multi-service communications networks so they can meet the growing demand for bandwidth and new services. Through the development of cloud, access devices and cable products, our core and edge convergence technology enables CSPs and enterprises to cost-effectively and dynamically increase network speed, add bandwidth capacity and new services, reduce network complexity and reduce operating and capital expenditures regardless of access technology.

We have determined that conflict minerals exist or may exist in certain components of products that we manufacture or contract to manufacture. These components contain conflict minerals that are necessary to the functionality or production of these products. Therefore, in accordance with the Rule and Form SD, we undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) and/or may have been from recycled or scrap sources.

We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

This Form SD is publicly available on our website at http://investors.casa-systems.com/investor-relations under the heading “Conflict Minerals Disclosure”. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Reasonable Country of Origin Inquiry

Our RCOI employed several measures to determine whether the necessary conflict minerals in our products originated in the Covered Countries and/or may have been from recycled or scrap sources, including the following:

-	Consultation with our internal compliance engineering team and supply chain management group;
-

Retention of Silicon Expert, a third-party service provider, to assist us in reviewing the supply chain and identifying risks; we provided a list composed of suppliers and parts associated with the in-scope products to Silicon Expert for upload to the Silicon Expert Compliance Manager to determine which components may or do contain conflict minerals;

-	Creation of a comprehensive supplier list;

-	Communication and engagement with our suppliers;

-	Distribution to our suppliers, through Silicon Expert, of a questionnaire based on the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”);

-	Collection of responses to our questionnaire from our suppliers;

-	Review of collected responses to identify supplier risk level, determine country of origin and/or sourcing from recycled or scrap sources; and

-	Follow-up communication with suppliers to update forms if their responses did not meet our review requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

Our program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of the direct suppliers. All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission.

We received a supplier response rate of 55%. Of these, 17% of respondents indicated the Covered Country status was undeterminable, 4% of respondents indicated compliance with Covered Country Conflict Free Smelter Program protocols by the Responsible Minerals Initiative (“RMI”), 73% of respondents indicated sourcing that is believed to have originated outside of Covered Countries, and 6% of respondents claimed no conflict minerals. In total, 403 legitimate smelters were identified, 236 of which are compliant with Conflict Free Smelter Program protocols by the RMI.

As is a common practice when requests are sent upstream in the supply chain, suppliers who purchase materials from smelters may not be able to discern exactly in which company’s product lines the materials may be included. As a result, it is likely that our suppliers listed all smelters and refiners they purchased from within the reporting period in some or all cases. Therefore, the smelters or refiners listed (as sources of conflict minerals) are likely to be more comprehensive than the list of smelters or refiners which processed the conflict minerals contained in our products. Notwithstanding the potential for over-reporting, we have taken measures to validate the reported sources of origin against validated audit programs intended to verify the material types and mine sources of origin for these smelters and refiners.

These surveys were completed at a company level, not a product level. Accordingly, we are not able to determine with any degree of certainty from which countries our necessary conflict minerals originated.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

CASA SYSTEMS, INC.

By:

Date: May 30, 2023	/s/ Edward Durkin
Edward Durkin
Interim Chief Executive Officer and Chief Financial Officer